UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Finance of America Companies Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

31738L107

(CUSIP Number)

Reza Jahangiri

895 Dove Street, Suite 300

Newport Beach, CA 92660

(866) 948-0003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31738L107	13D	Page 1 of 10 pages

1	Names of Reporting Persons Bloom Retirement Holdings Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 33,893,666
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 33,893,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,893,666
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.4%
14	Type of Reporting Person CO

CUSIP No. 31738L107	13D	Page 2 of 10 pages

1	Names of Reporting Persons Reza Jahangiri
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 33,893,666
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 33,893,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,893,666
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.4%
14	Type of Reporting Person IN

CUSIP No. 31738L107	13D	Page 3 of 10 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Finance of America Companies Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 5830 Granite Parkway, Suite 400, Plano, TX 75024.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following individuals (each a “Reporting Person” and collectively, the “Reporting Persons”):

Bloom Retirement Holdings Inc. (formerly known as American Advisors Group)

Reza Jahangiri

Bloom Retirement Holdings Inc. is organized under the laws of the State of California. Reza Jahangiri is a citizen of the United States. The principal business address of the Reporting Persons is 895 Dove Street, Suite 300, Newport Beach, CA 92660. Mr. Jahangiri’s principal occupation is Chief Executive Officer of Bloom Retirement Holdings Inc. Bloom Retirement Holdings Inc. is principally engaged in the business of reverse mortgage lending.

Information with respect to the executive officers of Bloom Retirement Holdings Inc. (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, neither the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below provides a description of the Purchase Agreements and Transaction, including the consideration exchanged therein, and such description is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Purchase Agreements

On December 6, 2022, the Issuer, Finance of America Reverse LLC (“FAR”), Finance of America Equity Capital LLC (“FOAEC”), Bloom Retirement Holdings Inc. and Reza Jahangiri, for the limited purposes described therein, entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”). Concurrently with the execution of the Asset Purchase Agreement, FAR and Bloom Retirement Holdings Inc. entered into a Servicing Rights Purchase and Sale Agreement (the “MSR Purchase Agreement”) and a Loan Sale Agreement (the “Mortgage Loan Purchase Agreement” and collectively with the Asset Purchase Agreement and MSR Purchase Agreement, the “Purchase Agreements”).

CUSIP No. 31738L107	13D	Page 4 of 10 pages

On March 31, 2023 (the “Closing Date”), pursuant to the Purchase Agreements and the amendment to the Purchase Agreements, dated as of March 31, 2023 (the “Amendment Agreement”), FAR purchased from Bloom Retirement Holdings Inc. a substantial majority of Bloom Retirement Holdings Inc.’s assets and certain of Bloom Retirement Holdings Inc.’s liabilities (the “Transaction”), including, among other things, certain residential reverse mortgage loans and the right to service certain mortgage loans originated pursuant to the Federal Housing Administration’s Home Equity Conversion Mortgage program (“Servicing Rights”), in exchange for, among other things, (i) $5.5 million in cash, (ii) a promissory note with an aggregate principal amount of $4.5 million, (iii) one share of the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), and (iv) 33,893,666 limited liability company units of FOAEC (the “FOAEC Units”). Pursuant to the Asset Purchase Agreement, among other conditions, until such time in which certain consents, approvals, authorizations and waivers are satisfied, the Issuer may not issue FOAEC Units to Bloom Retirement Holdings Inc. that would cause Bloom Retirement Holdings Inc.’s ownership in the Issuer to exceed 9.49% of the outstanding shares of Class A Common Stock (giving effect to the deemed exchange of all outstanding FOAEC Units). On the Closing Date, Bloom Retirement Holdings Inc. was issued 19,692,990 FOAEC Units. Each FOAEC Unit is exchangeable for one share of Class A Common Stock at the option of the holder. The Class B Common Stock has no economic rights but entitles each holder to a number of votes equal to the total number of FOAEC Units held by such holder.

Equity Matters Agreement and Related Agreements

On March 31, 2022, pursuant to the Asset Purchase Agreement, the Issuer and FOAEC entered into an Equity Matters Agreement (the “Equity Matters Agreement”) with Bloom Retirement Holdings Inc., pursuant to which, among other things, Bloom Retirement Holdings Inc. joined and became a party to (i) the Amended and Restated Limited Liability Company Agreement of FOAEC, dated as of April 1, 2021, as a “Member” thereunder, (ii) the Exchange Agreement, dated as of April 1, 2021 (the “Exchange Agreement”), by and among the Issuer, FOAEC and the holders of FOAEC Units from time to time, as an “LLC Unitholder” thereunder and (iii) the Registration Rights Agreement, dated as of April 1, 2021 (the “Registration Rights Agreement”), by and among the Issuer, the Blackstone Investors, the BL Investors and each other Holder (each as defined therein) from time to time party thereto, as an “Other Holder” thereunder, which provides Bloom Retirement Holdings Inc. with certain demand and shelf registration rights. Pursuant to the Exchange Agreement, Bloom Retirement Holdings Inc. would be permitted to exchange its FOAEC Units for shares of Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

The foregoing descriptions of the Purchase Agreements, the Amendment Agreement and the Equity Matters Agreement, and the related agreements thereunder, do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

CUSIP No. 31738L107	13D	Page 5 of 10 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors (the “Board”), and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 31738L107	13D	Page 6 of 10 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 63,837,298 shares of Class A Common Stock outstanding as of March 10, 2023 as set forth in the Issuer’s Annual Report on Form 10-K filed by the Issuer on March 16, 2023, as increased by 21,739,132 shares of Class A Common Stock issued on March 31, 2023 to certain investors:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Bloom Retirement Holdings Inc.	33,893,666	28.4%	0	33,893,666	0	33,893,666
Reza Jahangiri	33,893,666	28.4%	0	33,893,666	0	33,893,666

Bloom Retirement Holdings Inc. is the record holder of the FOAEC Units reported herein. Mr. Jahangiri is the majority shareholder of Bloom Retirement Holdings Inc. and may be deemed to share voting and dispositive power over the securities held by Bloom Retirement Holdings Inc.

As described in Item 4 above, the total securities above represents the maximum number of FOAEC Units that may be issued pursuant to the Asset Purchase Agreement. On the Closing Date, Bloom Retirement Holdings Inc. was issued 19,692,990 FOAEC Units. Under the Asset Purchase Agreement, Bloom Retirement Holdings Inc. will be issued FOAEC Units only to the extent that its ownership does not exceed 9.49% of the outstanding shares of Class A Common Stock (giving effect to the deemed exchange of all outstanding FOAEC Units) until, among other conditions, certain consents, approvals, authorizations and waivers are satisfied. Each FOAEC Unit is exchangeable to Class A Common Stock on a one-for-one basis at the option of the holder.

(c) Except as described in Item 4 above, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

CUSIP No. 31738L107	13D	Page 7 of 10 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Purchase Agreements, the Amendment Agreement and the Equity Matters Agreement, and the related agreements thereunder, and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 31738L107	13D	Page 8 of 10 pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement.

2	Asset Purchase Agreement, dated as of December 6, 2022, by and among American Advisors Group, Finance of America Reverse LLC, Finance of America Equity Capital LLC, Finance of America Companies Inc., and, for the limited purposes described therein, Reza Jahangiri (incorporated by reference to Exhibit 10.16 of the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2023).

3	Servicing Rights Purchase and Sale Agreement, dated December 6, 2022, by and between Finance of America Reverse LLC, as Purchaser, and American Advisors Group, as Seller (incorporated by reference to Exhibit 10.19 of the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2023).

4	Loan Sale Agreement, dated December 6, 2022, by and between Finance of America Reverse LLC, as Purchaser, and American Advisors Group, as Seller (incorporated by reference to Exhibit 10.20 of the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2023).

5	Amendment Agreement, dated as of March 31, 2023, by and between American Advisors Group, Finance of America Reverse LLC, Finance of America Equity Capital LLC, Finance of America Companies Inc., and, for the limited purposes described therein, Reza Jahangiri (incorporated by reference to Exhibit 2.6 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2023).

6	Equity Matters Agreement, dated as of March 31, 2023, by and between American Advisors Group, Finance of America Equity Capital LLC and Finance of America Companies Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2023).

7	Registration Rights Agreement, dated as of April 1, 2021, by and between Finance of America Companies Inc. and the Principal Stockholders (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 7, 2021).

CUSIP No. 31738L107	13D	Page 9 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2023

Bloom Retirement Holdings Inc.

By:	/s/ Reza Jahangiri
Name:	Reza Jahangiri
Title:	Majority Shareholder

/s/ Reza Jahangiri
Reza Jahangiri

CUSIP No. 31738L107	13D	Page 10 of 10 pages

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers of Bloom Retirement Holdings Inc. are set forth below. The principal business address for each of the following is 895 Dove Street, Suite 300, Newport Beach, CA 92660.

Name	Present Principal Occupation or Employment	Citizenship
Reza Jahangiri	Chief Executive Officer	USA
Ed Robinson	President & Chief Operating Officer	USA
Matt Engel	Chief Financial Officer	USA
Paul Konovalov	Chief Legal Officer	USA